Exhibit 99.1

Borr Drilling - Update on Share Repurchase Program

Hamilton, Bermuda, December 23, 2024 – Borr Drilling Limited (“Borr Drilling” or the “Company”) (NYSE & OSE: BORR) initiated a share repurchase program on December 13, 2024 to repurchase USD 10 million of the Company’s common shares in open market transactions (“the First Tranche”) on the OSE and NYSE until no later than December 31, 2024 pursuant to an agreement with DNB Markets, a part of DNB Bank ASA (“DNB Markets”). This was the second step under the Board of Directors authorized commitment to repurchase $20 million worth of shares before the end of 2024.

For the period from and including December 13, 2024 through December 20, 2024, the Company purchased a total of 2,279,305 shares at an average price of USD 3.763 per share, equal to a total of USD 8,575,975.

The transactions effected through the agreement with DNB Markets comprise all the share buybacks effected by or on behalf of Borr Drilling during the period.

The issuer's holding of repurchased shares: 4,745,586.
Following the completion of the above transactions, the Company had repurchased a total of 4,745,586 shares, corresponding to 1.80% of the Company’s total issued share count.

Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with DNB Markets that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.